SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1 to

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

BGS ACQUISITION CORP.
(Name of Subject Company (Issuer) and Name of Filing Person (Issuer))

Ordinary Shares, no par value
(Title of Class of Securities)

G1082J100
(CUSIP Number of Class of Securities)

Cesar Baez
c/o BGS Acquisition Corp.
20 West 55th Street, 2nd Floor
New York, NY  10009
(212) 823-0821
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE
Transaction valuation*	Amount of filing fee**
$30,599,997	$4,173.84

*
Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This calculation assumes the purchase of a total of 3,014,778 ordinary shares of BGS Acquisition Corp., no par value, at the tender offer price of $10.15 per share.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) under the Exchange Act, equals $136.40 per million dollars of the transaction valuation.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $4,173.84	Filing Party: BGS Acquisition Corp.
Form or Registration No.: Schedule TO-I	Date Filed: August 23, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

SCHEDULE TO

BGS Acquisition Corp., a British Virgin Islands business company with limited liability (“BGS” or the “Company”), hereby amends and supplements its Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on August 23, 2013 (the “Schedule TO”). The Schedule TO, as further amended by this Amendment No. 1, relates to the Company’s offer to purchase for cash up to 3,014,778 of its ordinary shares, no par value (“Ordinary Shares”), at a price of $10.15 per share, net to the seller in cash, without interest (the “Share Purchase Price”) for an aggregate purchase price of up to $30,599,997. The Company’s offer was made upon the terms and subject to certain conditions set forth in the Offer to Purchase dated August 23, 2013 (as amended or supplemented, the “Offer to Purchase”) previously filed as Exhibit (a)(1)(A) to the Schedule TO and the Letter of Transmittal (as amended or supplemented, the “Letter of Transmittal”) previously filed as Exhibit (a)(1)(B) to the Schedule TO (which, as amended or supplemented from time to time, together constitute the offer (the “Offer”)). The Offer expired at 11:59 p.m., New York City time, on Monday, September 23, 2013.

This is the final amendment to the Schedule TO and is being filed to report the results of the Offer. The following information is furnished pursuant to Rule 13e-4(c) of the Securities Exchange Act of 1934, as amended. This Amendment No. 1 to the Schedule TO amends and supplements only the items and exhibits to the Schedule TO that are being amended and supplemented. Except as otherwise set forth below, the information included in the Schedule TO, as amended by this Amendment No. 1 to the Schedule TO, remains unchanged and is incorporated by reference herein as relevant to the items in this Amendment No. 1. Defined terms used but not defined herein shall have the respective meanings ascribed to them in the Offer to Purchase.

Items 1 through 9, and 11.

The Offer expired at 11:59 p.m., New York City time, on Monday, August 23, 2013. Based upon information provided by Continental Stock Transfer & Trust Company, the depositary for the Offer, as of the Expiration Date, a total of 2,182,317 Ordinary Shares were validly tendered and not properly withdrawn. As a result, all such Ordinary Shares validly tendered and not properly withdrawn were accepted for purchase. As such, the Company accepted for purchase 2,182,317 Ordinary Shares at a Share Purchase Price of $10.15 per Ordinary Share for a total Share Purchase Price of approximately $22.2 million, excluding fees and expenses related to the Offer. Such Ordinary Shares represent approximately 40.9% of the Company’s issued and outstanding Ordinary Shares as of September 23, 2013. Payment for Ordinary Shares accepted for purchase will be made promptly.

On September 24, 2013, the Company issued a press release announcing the final results of the Offer, as set forth above.  A copy of the press release is filed as Exhibit (a)(5)(C) to the Schedule TO and is incorporated herein by reference.

Item 12. Exhibits.

Item 12 is hereby amended and supplemented by adding the following exhibit:

Exhibit Number	Description
(a)(5)(C)*	Press Release dated September 24, 2013.

*Filed herewith

SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BGS ACQUISITION CORP.

By:	/s/ Cesar Baez
Cesar Baez
Chief Executive Officer

Date: September 24, 2013

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(5)(C)*	Press Release dated September 24, 2013.

*Filed herewith